VEDDER PRICE P.C. 222 NORTH LASALLE STREET CHICAGO, ILLINOIS 60601 312-609-7500 FAX: 312-609-5005

JENNIFER DURHAM KING 312-609-7835 jking@vedderprice.com	chicago • new york city • washington, d.c.

January 29, 2009

VIA FACSIMILE, EDGAR AND OVERNIGHT MAIL

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Mail Stop 4561
Washington, D.C. 20549
Attention:	Mr. Tom Kluck
Ms. Erin Martin

Re:	Grant Park Futures Fund Limited Partnership Registration Statement on Form S-1 Filed October 6, 2008 File No. 333-153862

Dear Mr. Kluck and Ms. Martin:

On behalf of Grant Park Futures Fund Limited Partnership (“Grant Park”), this letter responds to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter dated October 31, 2008 (the “Comment Letter”) with respect to Grant Park’s Form S-1 Registration Statement filed on October 6, 2008 (File No. 333-153862) (the “Registration Statement”). For the convenience of the Staff, the text of the Comment Letter has been included herein and Grant Park’s response is presented below each comment.

General

1. As you know, we are reviewing your Form 10-K for the fiscal year ended December 31, 2007 and have issued comments regarding that review. To the extent that changes are made to the financial statements and/or footnotes, please make the corresponding changes to your Form S-1.

In the Staff’s most recent comment letter to Grant Park dated October 2, 2007, relating to its Form 10-K for the fiscal year ended December 31, 2007, the only remaining, outstanding comment is as follows:

United States Securities and Exchange Commission
January 29, 2009

 “We have read and considered your response to comment one. It appears that your response does not fully address your accounting for offering costs. As previously requested, please explain how your accounting policy for both initial and ongoing offering costs is consistent with the guidance in paragraph 8.24 of AICPA’s Audit and Accounting Guide, Audits of Investment Companies.”

In Grant Park’s letter to the Staff dated October 16, 2007, Grant Park responded to the above comment as follows:

“We have reviewed paragraph 8.24 of AICPA’s Audit and Accounting Guide, Audits of Investment and Companies. Currently, Grant Park’s accounting policy for offering costs is to reimburse the General Partner an amount which is equal to one-twelfth of the estimated annual offering costs and reduce partners’ capital by that amount each month. To comply with paragraph 8.24, effective 1/1/2009 Grant Park will charge such amount to expense as opposed to charging partners’ capital.”

Grant Park has not received any further comment letters or correspondence from the Staff in response to its letter dated October 16, 2007. We understand from Ms. Yolanda Crittendon that she is waiting to review Grant Park’s most recent response letter relating to the Form 10-K in connection with Grant Park’s response to the comments raised by the Staff regarding the Registration Statement, which this letter addresses.

2. We note that you have organized yourself into a “Funds of Funds” structure and plan to make investments in several trading companies. Please share your considerations with us with respect to your decision to not include within your filing the financial statements for each trading company that has a significance level in excess of 20 percent based upon testing under Rule 3-09 of Regulation S-X. Please explain to us how you will consider the financial statement requirements of Rule 3-09 of Regulation S-X with respect to each trading company that meets the significance threshold under the referenced rule. We additionally refer you to paragraph 5.49 of the AICPA’s Audit and Accounting Guide, Audits of Investment Companies.

As of the time of this filing, the trading companies are not active. Grant Park currently anticipates that the proposed new structure will be in place and the trading companies will be active and operating during the second quarter of 2009, after the Registration Statement is declared effective and Grant Park invests subscriptions received in the trading companies (which is anticipated to occur no sooner than April 1, 2009). Accordingly, in connection with the preparation of Grant Park’s interim financial statements to be included in Grant Park’s Form 10-Q filing for the quarter ending June 30, 2009, we will evaluate Rule 3-09 of Regulation S-X and will determine, based on Rule 3-09 and related guidance, whether or not separate financial statement for each trading company is required. If required, Grant Park hereby undertakes to include such separate financial statements for each trading company that has a significant level in excess of 20% in Grant Park’s Form 10-Q for the second quarter of 2009.

United States Securities and Exchange Commission
January 29, 2009

Part II – Information Not Required in Prospectus

Item 17. Undertakings, page II-2

3. Please include all applicable undertakings as required in Securities Act Industry Guide 5. Specifically, we note that you have not included the undertakings found in Sections 20.A(c), B and C of Guide 5. Please refer to Securities Act Release No. 33-6900 (June 17, 1991). Please revise or advise.

As required, we have revised the Undertakings in Item 17 beginning on page II-2 of the Registration Statement to reflect the Undertakings required by Sections 20.A(c) and B of Industry Guide 5.

We respectfully submit on behalf of Grant that Section 20.C. (i.e., “The registrant undertakes to provide to the limited partners the financial statements required by Form 10-K for the first full fiscal year of operations of the partnership.”) is not applicable to Grant Park because Grant Park has been operating as a limited partnership since 1989. Furthermore, Grant Park has timely filed all periodic reports pursuant to the Securities Exchange Act of 1934 (the “Exchange Act”), including, but not limited to, Grant Park’s annual reports on Form 10-K, since it became registered under the Exchange Act.

United States Securities and Exchange Commission
January 29, 2009

Concurrently with the submission of this response letter we are filing Amendment No. 1 to the Registration Statement (the “Amendment”) to address the comments raised by the Staff and by the National Futures Association and various states, and to make certain other updating and conforming changes.

As described in detail in the Amendment, Grant Park is adding two new classes of limited partnership units and renaming the three limited partnership units described in the Registration Statement. The Registration Statement described the offering of three separate and distinct classes of units: the Legacy Wrap Class units (“LWRAP”), the Global Alternative Markets Class units (“GAM”) and the Global Alternative Markets Wrap Class units (“GWRAP”). Grant Park has determined to revise the names of these classes of units and to add two new classes of units. Accordingly, the Amendment registers the offering of five separate and distinct classes: (1) the Legacy 1 Class units, (2) the Legacy 2 Class units (previously the LWRAP Class units), (3) the Global Alternative Markets 1 (“GAM 1”) Class units, (4) the Global Alternative Markets 2 (“GAM 2”) Class units (previously the GWRAP Class units) and (5) the Global Alternative Markets 3 (“GAM 3”) Class units (previously the GAM Class units).

For the purposes of clarity, please note that only the Legacy 1 and GAM 1 Class units were not initially registered and described in the Registration Statement. The Legacy 2, GAM 2 and GAM 3 Class units were registered and described in the Registration Statement under the former class names (the LWRAP, GWRAP and GAM Class units, respectively).

We appreciate your prompt review of and assistance with this response. Please feel free to call me at 312-609-7835 if you have any questions or further comments.

Very truly yours,

/s/ Jennifer Durham King

Jennifer Durham King

JDK/mp

cc:           Mr. David M. Kavanagh